SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Reviews Financial Outlook

São Paulo, October 31, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, reviews its financial outlook for 2019 and 2020. Guidance is adjusted to reflect higher passenger revenues, lower loyalty program revenues, higher cash flows, lower interest expense, variations in oil prices and exchange rates, and adjustments to fleet and network plans.

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value. GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance. These indicators are useful for investors and analysts who project GOL’s results.

Financial Outlook	2019E		2020E
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	125 to 127	~126	131 to 136	134 to 139
Total operational fleet (average)	119	119	127	127
ASKs, System (% change)	9 to 11	~9	6 to 8	7 to 9
- Domestic	5 to 6	~5	5 to 6	6 to 9
- International	35 to 40	~30	15 to 25	15 to 20
Seats, System (% change)	8 to 9	~8	5 to 7	6 to 8
Departures, System (% change)	6 to 7	~6	5 to 7	6 to 8
Average load factor (%)	79 to 81	~81	80 to 82	80 to 82
Ancillary revenues, net[1] (R$ bn)	~1.2	~1.1	~1.3	~1.1
Total net revenues (R$ billion)	~13.5	~13.7	~15.5	~15.5
Non-fuel CASK[2] (R$ cents)	~14	~14.5	~14	~14
Fuel liters consumed (mm)	~1,500	~1,500	~1,600	~1,600
Fuel price (R$/liter)	~2.9	~2.9	~3.1	~3.0
EBITDA margin[2] (%)	~28	~29	~29	~30
EBIT margin[2] (%)	~18	~17	~19	~19
Net financial expense[3] (R$ bn)	~1.2	~1.2	~1.2	~0.9
Pre-tax margin[3] (%)	~10	~7	~12	~13
Effective income tax rate (%)	~22	~20	~22	~15
Minority interest[4] (R$ mm)	~293	~290	~320	~311
Capex, net (R$ mm)	~700	~700	~650	~650
Aircraft Aquisition[5] (R$ mm)	-	-	-	~600
Net Debt6 / EBITDA (x)	~2.8x	~2.7x	~2.4x	~2.4x
Fully-diluted shares out.[7] (mm)	391	391	391	391
EPS, fully diluted (R$)	1.40 to 1.70	~0.90	2.00 to 2.50	2.80 to 3.30
Fully-diluted ADS out. [7] (mm)	195.5	195.5	195.5	195.5
EPADS, fully diluted (US$)	0.80 to 0.95	~0.45	1.20 to 1.50	1.40 to 1.65

(1) Cargo, loyalty, buy-on-board and other ancillary revenues; (2) Recurring; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Source: average of analyst estimates reported on Bloomberg; (5) Gross PDPs; (6) Excluding perpetual bonds; (7) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

The current guidance may be adjusted in order to incorporate the evolution of GOL’s operating and financial performance and any eventual changes to the Brazilian economy and GOL’s broader economic environment, including variations in economic growth, interest rates, exchange rates, and international oil price trends. GOL has hedged for approximately 83% of its fuel consumption for the remainder of 2019, at an average cost of US$61.0 and 66% of its fuel consumption 2020, at an average cost of US$61.5.

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GOL Reviews Financial Outlook

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”, ”total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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GOL Reviews Financial Outlook

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.